UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒                              ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                       to                                       .

Commission File Number:  000-21531

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Natural Foods, Inc. Retirement Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Natural Foods, Inc.

313 Iron Horse Way

Providence, Rhode Island 02908

REQUIRED INFORMATION

I.                 Financial Statements

The United Natural Foods, Inc. Retirement Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). The following Plan financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA, as permitted by Item 4 of Form 11-K:

Note:  Additional supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

II.             Exhibits

23                                  Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Plan Administrator

United Natural Foods, Inc. Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the year ended December 31, 2010 and for the transition period from August 1, 2009 through December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 and the transition period from August 1, 2009 through December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2010 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Providence, Rhode Island
June 24, 2011

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Net Assets Available for Benefits

As of December 31, 2010 and 2009

	December 31, 2010	December 31, 2009
Assets:
Investments at fair value:
Mutual funds	$90,848,709	$75,192,625
Common collective trusts	14,399,932	12,829,288
United Natural Foods, Inc. Company Stock	12,255,844	8,910,362
Total investments at fair value	117,504,485	96,932,275
Participant loans	4,763,141	4,021,805
Receivables:
Employee contributions	—	276,268
Employer contributions	—	139,570
Other receivables	—	191,939
Total receivables	—	607,777
Total assets	122,267,626	101,561,857
Liabilities:
Excess contributions payable	270,115	170,850
Total liabilities	270,115	170,850
Net assets available for benefits at fair value	$121,997,511	$101,391,007
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(117,085)	238,562
Net assets available for benefits	$121,880,426	$101,629,569

See accompanying notes to financial statements.

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2010 and

the Transition Period from August 1, 2009 through December 31, 2009

	Year ended December 31, 2010	Transition period from August 1, 2009 through December 31, 2009
Investment income:
Interest and dividends	$2,532,475	$1,483,751
Net appreciation in fair value of investments	13,153,028	6,491,995
Total investment gains	15,685,503	7,975,746
Contributions:
Employee contributions	8,511,049	3,295,176
Employer contributions	3,514,914	1,284,432
Rollover contributions	965,721	122,298
Total contributions	12,991,684	4,701,906
Total additions	28,677,187	12,677,652
Deductions from net assets attributed to:
Benefits paid directly to participants	8,375,136	2,133,671
Deemed distributions of participant loans	1,114	4,857
Administrative expenses	50,080	12,231
Total deductions	8,426,330	2,150,759
Net increase	20,250,857	10,526,893
Net assets available for benefits, beginning of plan period	101,629,569	91,102,676
Net assets available for benefits, end of plan period	$121,880,426	$101,629,569

See accompanying notes to financial statements.

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Notes to Financial Statements

December 31, 2010 and 2009

(1)                     Plan Description

The following description of the United Natural Foods, Inc. Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document, including the adoption agreement, for a more complete description of the Plan’s provisions.

(a)       General

The Plan is a defined contribution plan providing retirement benefits for all eligible employees of United Natural Foods, Inc. and its subsidiaries (the “Company” or “Plan Administrator”).  Substantially all employees who have completed six months of service are eligible to join the Plan on the first day of each month.  The Plan initially became effective on October 1, 1989, and the adoption agreement was recently amended, effective December 31, 2009, to change the Plan’s fiscal year end from July 31 to December 31, as discussed in further detail below.

The Plan is intended to be qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

(b)       Change in Plan Fiscal Year

Effective December 31, 2009, the fiscal year end for the Plan was changed from July 31 to December 31.  The change in fiscal year end was enacted primarily to align the Plan’s fiscal year with the calculations related to Internal Revenue Service limitations on benefits and contributions. As a result of the change in the Plan’s fiscal year end, financial statements for the five-month transition period ended December 31, 2009 have been presented.

(c)        Contributions

Each year, participants may contribute up to 75% of their eligible pretax compensation, as defined by the Plan, subject to limitations established by the Internal Revenue Code.

The Company may elect to make discretionary matching contributions to the Plan. During the year ended December 31, 2010 and the five-month transition period ended December 31, 2009, the Company matched 50% of the first 8% of eligible compensation that a participant contributed to the Plan.  These matching contributions totaled $3,514,914 for the year ended December 31, 2010 and $1,258,167 in the five-month transition period ending December 31, 2009, respectively.  In May 2010, the Company made a Qualified Non-Elective Contribution (“QNEC”) of $26,265 to self-correct an operational failure for the Plan pursuant to Revenue Procedure 2008-50.  Certain employees did not have their deferral elections processed as directed and did not receive related employer matching funds.  Other employees erroneously failed only to receive the employer match.  The Company also made related market value adjustments to the accounts of the affected participants to provide for lost earnings on the QNEC funds.  This QNEC was recorded within employer contributions receivable and employer contributions as of and during the transition period ending December 31, 2009, respectively.

(d)       Participant Accounts

The Plan’s record keeper maintains an account in the name of each participant to which each participant’s contributions, the Company’s contributions for such participant, and the participant’s share of the net earnings, losses and expenses, if any, of the various investments are recorded.  Allocations are generally based on eligible participant account balances.  The earnings on the assets held in each of the investments and all proceeds from the sale of such assets are held and reinvested in the respective investments.

Participants may rollover contributions of before-tax dollars from a prior employer’s eligible retirement plan, as defined in the Plan, or an Individual Retirement Account, into their Plan accounts.  Rollovers must be made within the time limits prescribed by the Internal Revenue Service.

(e)        Vesting

Participants are immediately fully vested in their contributions transferred from previous employers’ plans, employee pretax contributions, qualified nonelective contributions and any earnings thereon. Vesting in the Company’s contribution portion of a participant’s account (whether through matching or nonelective contributions), plus any earnings thereon, is based on years of continuous service. Generally, a participant is 100% vested in such contributions after four years of credited service, with 25% vesting each year.  Participants earn one year of service for each twelve months of service completed with the Company.

(f)        Participant Loans

Participants (other than eligible employees who have made rollover contributions to the Plan but are not yet active participants) may borrow from their investment accounts.  Loans are secured by the vested portion of a participant’s account balance, with a $1,000 minimum principal amount for each loan and a maximum principal amount that cannot exceed the lesser of $50,000 or 50% of the participant’s vested account balance. The loans have a maximum term of five years (except for loans used to purchase principal residences), but become immediately payable upon death, termination, or disability.  The loans bear interest at rates that range from 3.25% to 9.25%, which were commensurate with local prevailing rates as determined by the Plan Administrator at the date of the loan. Principal and interest are paid ratably through automatic payroll deductions.

(g)       Distribution of Benefits

Participants (or, in the event of a participant’s death, their beneficiary) may request a distribution of all or part of the value in their accounts in accordance with the terms and conditions of the Plan upon retirement, termination of service, disability, or death. In addition, participants who have attained age 59 ½ may elect to withdraw all or a portion of their vested accounts while they are still employed by the Company.  Participants with account balances greater than $1,000 may defer receipt of their distributions until they are required by law to receive minimum required distributions.

Benefit payments may be made in a lump-sum distribution or in installments. The participant or beneficiary is entitled to select the manner in which benefit payments are received subject to the terms of the Plan. If the participant’s vested account balance is $1,000 or less, payment must be made in a lump-sum distribution.

Withdrawals for financial hardship are permitted provided they are for a severe and immediate financial need, and that the participant has exhausted all other assets reasonably available, including obtaining a loan from the Plan and any other qualified plan maintained by the Company, prior to obtaining the hardship withdrawal.

(h)       Forfeited Amounts

At December 31, 2010 and 2009, the balance of forfeited nonvested accounts totaled $66,557 and $25,044, respectively. These account balances are used to reduce future employer contributions. During the year ended December 31, 2010 and the five-month transition period ended December 31, 2009, respectively, forfeited amounts totaling $76,309 and $99,931 were used to reduce employer contributions.

(2)                     Summary of Significant Accounting Policies

(a)       Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b)       Payments of Benefits

Benefits are recorded when paid.

(c)        Valuation of Investments

The Plan’s investments are stated at fair value. Shares of registered investment companies and United Natural Foods, Inc. Common Stock are valued at quoted market prices in active markets.  The Common Collective Trust is valued at the sum of the fair value of the investment “wrapper” and the underlying assets of commingled funds as reported by Fidelity Management Trust Company.  Money market funds are valued at cost which approximates fair value.  See Note 4 for further discussion of the methods used to determine the fair value of investments held by the Plan.

The Fidelity Managed Income Portfolio investment option is a common collective trust that is invested in contracts deemed to be fully benefit-responsive within the meaning of Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 962-325, Defined Contribution Pension Plans — Investments (Other) (“ASC 962-325”). ASC 962-325 provides a definition of fully benefit-responsive investment contracts and guidance on financial statement presentation and disclosure of fully benefit-responsive investment contracts. It also requires that these investments be reported at fair value. However, contract value is the relevant measure to the Plan because it is the amount that is available for Plan benefits. Accordingly, investments in the Statements of Net Assets Available for Benefits reflect the Fidelity Managed Income Portfolio at fair value, with a corresponding adjustment to reflect this investment at contract value.  During the transition period ending December 31, 2009, the Plan also held an investment in the Fidelity Advisor Stable Value Portfolio which was recorded in the same manner.

Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) in fair value of investments includes both realized and unrealized gains and losses.  Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

(d)       Valuation of Participant Loans

Participant loans are recorded at amortized cost.

(e)        Administrative Expenses

Administrative expenses as reported on the financial statements include various fees charged to participants for transactions. All other administrative expenses, including legal and audit fees, are paid by the Company.

(f)        Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

(g)       Risks and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

(3)                     Investments

The following investments at fair value represent 5% or more of the Plan’s net assets available for benefits at December 31, 2010 and 2009:

Description	2010	2009
Fidelity Managed Income Portfolio	14,399,932	12,829,288
United Natural Foods, Inc. Common Stock	12,255,844	8,910,362
Fidelity Freedom 2020 Fund	9,476,589	8,162,166
PIMCO Total Return Admin Fund	7,162,330	6,140,025
MSIF Mid Cap Growth Portfolio Fund	7,034,061	**
Fidelity Freedom 2030 Fund	6,411,604	**
Fidelity Freedom 2015 Fund	**	5,389,517
Fidelity International Discovery Fund	**	5,145,154

**                       Investment represents less than 5% of the Plan’s net assets as of the end of the respective period.

During the year ended December 31, 2010 and the five-month transition period ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought, sold, and held during the periods) appreciated or (depreciated), as applicable, in value as follows:

	Year ended December 31, 2010	Transition period from August 1, 2009 through December 31, 2009
Mutual funds	$9,758,345	$6,580,177
United Natural Foods, Inc. Common Stock	3,394,683	(88,182)
	$13,153,028	$6,491,995

(4)                     Fair Value Measurements

The Plan has adopted ASC 820, Fair Value Measurements and Disclosures (“ASC 820”), which introduces a framework for measuring fair value and expands required disclosure about fair value measurements of assets and liabilities.

ASC 820 defines fair value as, “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”  Its objective is to provide a consistent definition of fair value which focuses on exit price and emphasizes the use of market-based inputs over entity-specific inputs.  ASC 820 places a higher priority on the use of observable inputs over unobservable inputs.  A fair value hierarchy based on inputs was developed to categorize assets into three levels:

Level 1:  Assets that have observable inputs that reflect quoted prices for identical assets or liabilities in active markets (NYSE, NASDAQ).  Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity.

Level 2:  Assets that have inputs other than quoted prices included within Level 1 that are either directly or indirectly observable for the asset.  Inputs are observable but do not solely rely on quoted market prices to establish fair value.

Level 3:  Assets with unobservable inputs. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.  There have been no changes in the methodologies used at December 31, 2010.

Mutual Funds

Mutual funds within the Plan classified as Level 1 assets are valued at the published closing price in active markets.

Common Stock

UNFI Common Stock is valued at the closing price reported on the NASDAQ Global Select Market, and therefore presented as a Level 1 asset.

Common Collective Trusts

The guaranteed investment contracts (or “GIC”) are comprised of wrapper contracts and underlying investments. The fair value of the wrapper contracts represents the difference between the replacement cost and actual cost of the contracts and is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, an appropriate discount rate and the duration of the underlying portfolio securities. These inputs are considered unobservable inputs in that they reflect the Plan’s own assumptions about the inputs that market participants would use in pricing the asset or liability and therefore would be considered Level 3 assets. The Plan believes that this is the best information available for use in the fair value measurement. The underlying assets are commingled funds which are valued using the Net Asset Value which is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market as defined above under “Mutual Funds”, and are therefore classified as Level 2 assets.  As the fair market value of the wrapper contracts represent an insignificant amount of the total value of the Common Collective Trusts, they have been shown combined as Level 2 assets.

Below are the Plan’s investments carried at fair value on a recurring basis classified by the ASC 820 fair value hierarchy levels as of December 31, 2010 and 2009:

	December 31, 2010
	Level 1	Level 2	Level 3
Mutual Funds	$90,848,709	$—	$—
Common Stock	12,255,844	—	—
Common Collective Trusts	—	14,399,932	—
Totals	$103,104,553	$14,399,932	$—

	December 31, 2009
	Level 1	Level 2	Level 3
Mutual Funds	$75,192,625	$—	$—
Common Stock	8,910,362	—	—
Common Collective Trusts	—	12,829,288	—
Totals	$84,102,987	$12,829,288	$—

(5)                     Related Party Transactions

Certain Plan investments are shares of registered investment companies and common collective trusts managed by Fidelity Management Trust Company (“Fidelity”). Fidelity is the trustee and custodian as defined by the Plan. Activity involving these funds qualify as party-in-interest transactions. In addition, at December 31, 2010 and 2009, the Plan held 334,092 and 333,178 shares of the Company’s $0.01 par value per share common stock, respectively.

(6)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions set forth in ERISA and the Internal Revenue Code. In the event of Plan termination, participants will become 100% vested in their accounts.

(7)                     Income Tax Status

The Plan is a nonstandardized safe harbor prototype plan sponsored by Fidelity Management and Research Company. The Internal Revenue Service has issued an opinion letter dated March 31, 2008 to Fidelity Management and Research Company that the form of the Plan and underlying trust, as designed, are in compliance with the applicable requirements of the Internal Revenue Code (the “Code) and therefore the Plan is exempt from income taxes.  Although the Plan has been amended since receiving the opinion letter, the Plan Administrator believes that the Plan is designed and is currently being operating in compliance with the applicable requirements of the Code.

(8)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2010 and 2009 to Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$121,880,426	$101,629,569
Plus excess contributions payable as of period end	270,115	170,850
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	117,085	(238,562)
Net assets per the Form 5500	$122,267,626	$101,561,857

The following is a reconciliation of employee contributions, total additions, and total deductions per the financial statements for the year ended December 31, 2010 and the five-month transition period ended December 31, 2009:

	Year ended December 31, 2010	Transition period from August 1, 2009 through December 31, 2009
Employee contributions per the financial statements	$8,511,049	$3,295,176
Plus excess contributions payable	270,115	170,850
Difference between prior year accrual and actual for excess contributions	22,661	—
Employee contributions per the Form 5500	$8,803,825	$3,466,026

Total additions per the financial statements	$28,677,187	$12,677,652
Change in the adjustment from contract value to fair value for fully benefit-responsive investment contracts	355,647	10,359
Items to reconcile employee contributions per the financial statements to employee contributions per the Form 5500	292,776	170,850
Total income per the Form 5500	$29,325,610	$12,858,861

Total deductions per the financial statements	$8,426,330	$2,150,759
Adjustment for benefit payments requested but not yet paid	—	—
Plus excess contributions paid during the current year	193,511	—
Total expenses per the Form 5500	$8,619,841	$2,150,759

Schedule I

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4a — Schedule of Delinquent Participant Contributions

Plan year ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total That Constitutes Non-exempt Prohibited Transactions
$595	$595	(1)

(1)   Represents delinquent participant elective deferral contributions that were deposited in trust later than the applicable ERISA timely deposit deadline during the transition period ended December 31, 2009. The Company remitted such contributions plus the applicable gains/losses for each employee, which totaled a gain of $2, to the Plan during January 2010.

See accompanying report of independent registered public accounting firm.

Schedule II

UNITED NATURAL FOODS, INC. RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at end of Year)

December 31, 2010

Identity of issuer,			Number
borrower, lessor,			of units /	Current
or similar party		Description of investment	shares	value
Mutual funds:
*	Fidelity	Freedom 2020 Fund	687,207	9,476,589
	PIMCO	Total Return Admin Fund	660,123	7,162,330
	MSIF	Mid Cap Growth Portfolio Fund	194,311	7,034,061
*	Fidelity	Freedom 2030 Fund	465,621	6,411,604
*	Fidelity	Contrafund Fund	88,801	6,014,525
*	Fidelity	Fidelity Fund	180,526	5,803,922
*	Fidelity	International Discovery Fund	173,234	5,723,638
*	Fidelity	Freedom 2015 Fund	468,997	5,318,429
*	Fidelity	Spartan US Equity Index Inv Fund	92,269	4,104,128
*	Fidelity	Freedom 2025 Fund	344,896	3,973,203
*	Fidelity	Freedom 2040 Fund	483,436	3,872,324
*	Fidelity	Capital & Income Fund	340,044	3,206,612
*	Fidelity	Freedom 2010 Fund	221,633	3,011,989
	Hartford	Small Company HLS IB Fund	166,983	2,868,768
	Allianz NFJ	NFJ Dividend Value Admin Fund	221,196	2,537,123
*	Fidelity	Leveraged Company Stock Fund	77,253	2,195,517
*	Fidelity	Spartan Extended Market Index Fund	55,195	2,106,781
*	Fidelity	Balanced Fund	102,340	1,865,656
	Janus	Perkins Mid Cap Value J Fund	71,396	1,611,412
	Calvert	Investment Equity I Fund	38,332	1,462,376
*	Fidelity	Freedom 2035 Fund	124,997	1,433,718
*	Fidelity	Government Income Fund	125,251	1,306,364
	Allianz NFJ	NFJ Small Cap Value Instl Fund	26,971	805,622
*	Fidelity	Freedom Income Fund	40,067	451,954
*	Fidelity	Freedom 2045 Fund	46,557	441,825
*	Fidelity	Freedom 2005 Fund	36,933	399,251
*	Fidelity	Freedom 2050 Fund	26,545	248,988
		Subtotal Mutual Funds		90,848,709
Common Collective Trust
*	Fidelity	Managed Income Portfolio	14,282,847	14,399,932
		Subtotal Common Collective Trust		14,399,932
Corporate Stock (including Employer stock)
*	UNFI	Common Stock	334,092	12,255,844
		Subtotal Corporate Stock		12,255,844
Participant Loans:
*	Participant loans	Interest rates ranging from 3.25% to 9.25% and maturities from January 4, 2011 through September 12, 2025	788	4,763,141
		Total (Held at End of Year)		$122,267,626

* Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Natural Foods, Inc. Retirement Plan

Date:	June 24, 2011	By: United Natural Foods, Inc., as Plan Administrator

		By:	/s/ Mark E. Shamber
Mark E. Shamber
Senior Vice President, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm